UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

BERKELEY LIGHTS, INC.
(Name of Issuer)

Common Stock, par value $0.00005
(Title of Class of Securities)

084310101
(CUSIP Number)

February 15, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084310101

1	Names of Reporting Persons
Nikon Corporation
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,924,713
	6	Shared Voting Power
0
	7	Sole Dispositive Power
3,924,713
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,924,713
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.10%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a) Name of Issuer: Berkeley Lights, Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices: 5858 Horton Street, Suite 320, Emeryville CA 94608

Item 2.

(a) Name of Person Filing: Nikon Corporation

(b) Address of Principal Business Office or, if None, Residence: 2-15-3, Konan, Minato-ku, Tokyo 108-6290, Japan

(c) Citizenship: Japan

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: 084310101

Item 3.

Not applicable

Item 4. Ownership

See Items 5-9 and 11 on the cover page for the Filer, and Item 2. The percentage ownership of the Filer is based on 64,358,751 Shares of Common Stock of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2021

/s/ Yojiro Komata

Yojiro Komata, Department Manager, Finance Department